UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM C
UNDER THE SECURITIES ACT OF 1933

Form C: Offering Statement

Name of issuer:
Social5, LLC

Legal status of issuer:

    Form:
    Limited Liability Company

    Jurisdiction of Incorporation/Organization:
    Utah

    Date of organization:
    March 2, 2012

Physical address of issuer:
13961 S Minuteman Dr.
Draper, UT 84020

Website of issuer:
https://social5.com/

Name of intermediary through which the offering will be conducted:
Mr. Crowd

CIK number of intermediary:
0001666102

SEC file number of intermediary:
7-42

CRD number:
284278

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

1. The issuer shall pay the intermediary a fee equal to one percent (1%) of the gross amount raised.
2. The issuer shall pay or reimburse all reasonable out-of-pocket third party expenses incurred by the intermediary on behalf of the issuer.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No.

Type of security offered:

Membership Units

Target number of securities to be offered:

20,000

Price (or method for determining price):

$10

Target offering amount:

$200,000

Oversubscriptions accepted:

Yes.

If yes, disclose how oversubscriptions will be allocated:

First-come, first-served basis

Maximum offering amount:

$500,000

Deadline to reach the target offering amount:

December 31, 2019

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

20

	Most recent fiscal year-end (2018):	Prior fiscal year-end (2017):
Total Assets:	$342,226	$330,518
Cash & Cash Equivalents	$94,835	$82,161
Accounts Receivable:	$152,397	$140,730
Short-term Debt:	$363,387	$347,216
Long-term Debt:	$1,801,982	$1,916,325
Revenues/Sales	2,646,599	$2,417,970
Cost of Goods Sold:	$0	$0
Taxes Paid:	$0	$0
Net Income (Loss):	$109,882	($133,279)

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

ALABAMA, ALASKA, ARIZONA, ARKANSAS, CALIFORNIA, COLORADO, CONNECTICUT, DELAWARE, DISTRICT OF COLUMBIA, FLORIDA, GEORGIA, HAWAII, IDAHO, ILLINOIS, INDIANA, IOWA, KANSAS, KENTUCKY, LOUISIANA, MAINE, MARYLAND, MASSACHUSETTS, MICHIGAN, MINNESOTA, MISSISSIPPI, MISSOURI, MONTANA, NEBRASKA, NEVADA, NEW HAMPSHIRE, NEW JERSEY, NEW MEXICO, NEW YORK, NORTH CAROLINA, NORTH DAKOTA, OHIO, OKLAHOMA, OREGON, PENNSYLVANIA, PUERTO RICO, RHODE ISLAND, SOUTH CAROLINA, SOUTH DAKOTA, TENNESSEE, TEXAS, UTAH, VERMONT, VIRGINIA, WASHINGTON, WEST VIRGINIA, WISCONSIN, WYOMING

Offering Statement

Important:
Investors must acknowledge and accept the high risks associated with investing in private securities offerings. These risks include holding your investment for periods of many years with limited ability to resell, limited access to periodic reporting, and losing your entire investment. You must have the ability to bear a total loss of your investment without a change in your lifestyle. Funding Portal is only required to conduct limited due diligence on each Issuer and does not in any way give investment advice, provide analysis or recommendations regarding any offering posted on the Funding Portal. Past performance is not indicative of future performance. All investors should make their own determination of whether or not to make any investment in an offering, based on their own independent evaluation and analysis and after consulting with their financial, tax and investment advisors. Prior to making any investment, you will be required to demonstrate your understanding of the speculative nature of investing in such private securities. The securities offered on this Funding Portal can only be marketed in jurisdictions where public solicitation of offerings are permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence. You are strongly advised to consult your legal, tax and financial advisor before investing.

FORWARD-LOOKING STATEMENTS

This Form C contains many statements that are "forward-looking". You can identify these statements by the use of terms such as "believe," "anticipate," "expect," "estimate," "future," "intend," "may," "ought to," "plan," "should," "will," negatives of such terms or other similar statements. You should not place undue reliance on any of these forward-looking statements. Although we believe our assumptions in making these forward-looking statements are reasonable, our assumptions may prove to be incorrect and you are cautioned not to place undue reliance on such statements. The forward-looking statements in this Form C include, but are not limited to, statements relating to:

- our goals and strategies and our various measures to implement such strategies;
- our future business development, results of operations and financial condition;
- expected growth of and changes in the marketing and advertising industry;
- projected revenues, profits, earnings and other estimated financial information;
- our ability to capture future market share;
- our ability to maintain strong relationships with our customers and business partners;
- our planned use of proceeds;
- our ability to protect our intellectual property rights; and
- government policies regarding the marketing and advertising industry.

The forward-looking statements included in this Form C are subject to risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of many factors, including but not limited to the following:

- competition in the marketing and advertising industry;
- growth of, and risks inherent in, the marketing and advertising industry in the US;
- our reliance on our key customers for our revenue;
- our ability to continuously keep up with changes in technology;
- our ability to attract and retain qualified executives and personnel; and
- our ability to protect and enforce our intellectual property rights.

We undertake no obligation to publicly update or revise any forward-looking statements contained in this Form C, whether as a result of new information, future events or otherwise, except as required by law and the Regulation Crowdfunding. All forward-looking statements contained in this Form C are qualified by reference to this cautionary statement.

DEFINITIONS AND INTERPRETATION

In this Offering Statement the following words and expressions and abbreviations have the following meanings, unless the context otherwise requires:

"Affiliate" means with respect to any Person, any Person directly or indirectly controlling, controlled by, or under common Control with, such Person and with respect to Social5, LLC shall include any joint venture in which Social5, LLC holds directly or indirectly a twenty percent (20%) or greater ownership interest.

"Business Day" means a day other than a Saturday, Sunday, federal, state or provincial holiday or other day on which commercial banks in New York City are authorized or required by law to close.

"Board" means the board of directors of Social5, LLC.

"Company " means Social5, LLC.

"Funding Portal " means the equity crowdfunding platform (https://www.MrCrowd.com) operated by Ksdaq Inc. and registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority.

"Investor" means any person who subscribes the Shares.

"Issuer" means Social5, LLC.

"Ksdaq" means Ksdaq Inc, the intermediary through which the Offering will be conducted:

"Mr. Crowd" means the name under which Ksdaq Inc. conducts its business.

"Membership Unit Subscription Agreement" means the agreement between the Issuer and each Subscriber pursuant to which the Subscriber acquires the Shares.

"Offering" means the offering or selling of the Shares in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)).

"Purchaser" means any person who purchased the Shares.

"SEC" means the United States Securities and Exchange Commission.

"Shares" means the Membership Units of Social5, LLC.

"Subscriber" means any person who subscribes the Shares.

THE COMPANY

1. Name of issuer:
Social5, LLC

ELIGIBILITY

2. The issuer certifies that all of the following statements are true for the issuer:
- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?
The issuer certifies that neither the issuer nor any of its predecessors has previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

DIRECTORS AND OFFICERS

DIRECTORS

4. Information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Robert Wellman   **Dates of Board Service: March 2012**

Principal Occupation:
President & Chief Executive Officer of Social5, LLC

Employer:
Social5, LLC
Social5, LLC (the Company) provides marketing, promotion, advertising and similar services to businesses of all types and sizes. Services are currently provided primarily to companies based in the USA. The services are provided in the technological and online environments including social media and other internet based outlets. The Company operates in the 541890 NAICS industry classification code.

March 2012 to Present
President & Chief Executive Officer

Business Experience:
Social5, LLC - 2012 to Present
Printelligent - 2008 to 2011
Altiris/Symantec - 2000 to 2005
Legato Systems - 1996 to 2000
Novell - 1992 to 1996

Robert Wellman has more than 20 years of experience in Executive leadership, business development, strategic partnering, direct sales, channel sales and marketing. Mr. Wellman brings more than two decades of tech-industry experience to Social5.

Mr. Wellman served most recently as the head of Printelligent. Under his direction the company made three acquisitions and sold to the world's largest IT provider, Hewlett-Packard. He has been recognized as one of the nation's most promising executives by Computer Reseller News, and one of North America's top 75 tech executives by VAR Business Magazine.

Name: Judson Smedley   **Dates of Board Service: October 2013**

Principal Occupation:
Chief Financial Officer & Secretary of Social5, LLC

Employer:
Social5, LLC
Social5, LLC (the Company) provides marketing, promotion, advertising and similar services to businesses of all types and sizes. Services are currently provided primarily to companies based in the USA. The services are provided in the technological and online environments including social media and other internet based outlets. The Company operates in the 541890 NAICS industry classification code.

October 2013 to Present
Chief Financial Officer & Secretary

Business Experience:
Social5, LLC - 2013 to Present
Hewlett Packard - 2011 to 2013
Printelligent - 1993 to 2011

Judson Smedley joined Social5 after guiding his former company, Printelligent, through numerous acquisitions and national expansion which ultimately led to being purchased by HP.

Mr. Smedley is a 20 year veteran in finance with an MBA from BYU that includes an emphasis in finance and operations. His undergraduate is in engineering.

Name: Richard Matt Brown   **Dates of Board Service: March 2012**

Principal Occupation:
Chief Marketing Officer of Social5, LLC

Employer:
Social5, LLC
Social5, LLC (the Company) provides marketing, promotion, advertising and similar services to businesses of all types and sizes. Services are currently provided primarily to companies based in the USA. The services are provided in the technological and online environments including social media and other internet based outlets. The Company operates in the 541890 NAICS industry classification code.

March 2012 to Present
Chief Marketing Officer

Business Experience:
Social5, LLC - 2012 to Present
KUTV 2News / KMYU - 2010 to 2012
Adlink - 2002 to 2008
United Paramount Network - 1999 to 2002
SF Broadcasting - 1997 to 1999

Richard Matt Brown joined Social5 with 20 plus years of experience in media advertising and marketing. Recently Brown was part of Four Points Media Group that helped orchestrate the rise of CBS 2 in the Salt Lake DMA to #1.

Previously Mr. Brown ran marketing for cable's largest digital interconnect, Adlink, out of Los Angeles and New York. Mr. Brown also worked at Paramount Studios as Director of Affiliate Sales Services for 120 Television properties.

Name: Richard Christiansen   **Dates of Board Service: March 2012**

Principal Occupation:
Vice President & Chief Technology Officer of Social5, LLC

Employer:
Social5, LLC
Social5, LLC (the Company) provides marketing, promotion, advertising and similar services to businesses of all types and sizes. Services are currently provided primarily to companies based in the USA. The services are provided in the technological and online environments including social media and other internet based outlets. The Company operates in the 541890 NAICS industry classification code.

March 2012 to Present
Vice President & Chief Technology Officer

Business Experience:
Social5, LLC - 2012 to Present
Breeze Computer Consulting - 2007 to 2011
United First Financial - 2009 to 2009
Microsoft - 2006 to 2006
LDS Business College - 2005 to 2005

Richard Christiansen specializes in designing and implementing highly automated, usable Internet applications.

Mr. Christiansen served most recently as president of Breeze Computer Consulting, where he provided end-to-end software guidance for tech startups and established businesses.

Mr. Christiansen's career has included stints at Microsoft, Sun Microsystems and LDS Business College. Mr. Christiansen established an open-source project that has served millions of users.

Name: Jeremiah Stettler   **Dates of Board Service: March 2012**

Principal Occupation:
Chief Content Officer of Social5, LLC

Employer:
Social5, LLC
Social5, LLC (the Company) provides marketing, promotion, advertising and similar services to businesses of all types and sizes. Services are currently provided primarily to companies based in the USA. The services are provided in the technological and online environments including social media and other internet based outlets. The Company operates in the 541890 NAICS industry classification code.

March 2012 to Present
Chief Content Officer

Business Experience:
Social5, LLC - 2012 to Present
The Salt Lake Tribune - 2006 to 2012
The Saginaw News - 2003 to 2006
The Herald Journal - 1999 to 2003

After spending 15 years as a political and investigative journalist, Jeremiah Stettler has gone digital as the head of content production and product development for Social5. Mr. Stettler is a long-time political and investigative journalist who worked most recently as an editor for Utah's largest newspaper, The Salt Lake Tribune. His work has been recognized by organizations such as the Associated Press, Society of Professional Journalists and Investigative Reporters and Editors.

Academically, Mr. Stettler's background is in communications with bachelor's degrees in journalism and politics and a master's degree in public policy.

OFFICERS:

5. Information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Robert Wellman

Principal Occupation:
President & Chief Executive Officer of Social5, LLC

Employer:
Social5, LLC
Social5, LLC (the Company) provides marketing, promotion, advertising and similar services to businesses of all types and sizes. Services are currently provided primarily to companies based in the USA. The services are provided in the technological and online environments including social media and other internet based outlets. The Company operates in the 541890 NAICS industry classification code.

March 2012 to Present
President & Chief Executive Officer

Business Experience:
Social5, LLC - 2012 to Present
Printelligent - 2008 to 2011
Altiris/Symantec - 2000 to 2005
Legato Systems - 1996 to 2000
Novell - 1992 to 1996

Robert Wellman has more than 20 years of experience in Executive leadership, business development, strategic partnering, direct sales, channel sales and marketing. Mr. Wellman brings more than two decades of tech-industry experience to Social5.

Mr. Wellman served most recently as the head of Printelligent. Under his direction the company made three acquisitions and sold to the world's largest IT provider, Hewlett-Packard. He has been recognized as one of the nation's most promising executives by Computer Reseller News, and one of North America's top 75 tech executives by VAR Business Magazine.

Name: Judson Smedley

Principal Occupation:
Chief Financial Officer & Secretary of Social5, LLC

Employer:
Social5, LLC
Social5, LLC (the Company) provides marketing, promotion, advertising and similar services to businesses of all types and sizes. Services are currently provided primarily to companies based in the USA. The services are provided in the technological and online environments including social media and other internet based outlets. The Company operates in the 541890 NAICS industry classification code.

October 2013 to Present
Chief Financial Officer & Secretary

Business Experience:
Social5, LLC - 2013 to Present
Hewlett Packard - 2011 to 2013
Printelligent - 1993 to 2011

Judson Smedley joined Social5 after guiding his former company, Printelligent, through numerous acquisitions and national expansion which ultimately led to being purchased by HP.

Mr. Smedley is a 20 year veteran in finance with an MBA from BYU that includes an emphasis in finance and operations. His undergraduate is in engineering.

Name: Richard Matt Brown

Principal Occupation:
Chief Marketing Officer of Social5, LLC

Employer:
Social5, LLC
Social5, LLC (the Company) provides marketing, promotion, advertising and similar services to businesses of all types and sizes. Services are currently provided primarily to companies based in the USA. The services are provided in the technological and online environments including social media and other internet based outlets. The Company operates in the 541890 NAICS industry classification code.

March 2012 to Present
Chief Marketing Officer

Business Experience:
Social5, LLC - 2012 to Present
KUTV 2News / KMYU - 2010 to 2012
Adlink - 2002 to 2008
United Paramount Network - 1999 to 2002
SF Broadcasting - 1997 to 1999

Richard Matt Brown joined Social5 with 20 plus years of experience in media advertising and marketing. Recently Brown was part of Four Points Media Group that helped orchestrate the rise of CBS 2 in the Salt Lake DMA to #1.

Previously Mr. Brown ran marketing for cable's largest digital interconnect, Adlink, out of Los Angeles and New York. Mr. Brown also worked at Paramount Studios as Director of Affiliate Sales Services for 120 Television properties.

Name: Richard Christiansen

Principal Occupation:
Vice President & Chief Technology Officer of Social5, LLC

Employer:
Social5, LLC
Social5, LLC (the Company) provides marketing, promotion, advertising and similar services to businesses of all types and sizes. Services are currently provided primarily to companies based in the USA. The services are provided in the technological and online environments including social media and other internet based outlets. The Company operates in the 541890 NAICS industry classification code.

March 2012 to Present
Vice President & Chief Technology Officer

Business Experience:
Social5, LLC - 2012 to Present
Breeze Computer Consulting - 2007 to 2011
United First Financial - 2009 to 2009
Microsoft - 2006 to 2006
LDS Business College - 2005 to 2005

Richard Christiansen specializes in designing and implementing highly automated, usable Internet applications.

Mr. Christiansen served most recently as president of Breeze Computer Consulting, where he provided end-to-end software guidance for tech startups and established businesses.

Mr. Christiansen's career has included stints at Microsoft, Sun Microsystems and LDS Business College. Mr. Christiansen established an open-source project that has served millions of users.

Name: Jeremiah Stettler

Principal Occupation:
Chief Content Officer of Social5, LLC

Employer:
Social5, LLC
Social5, LLC (the Company) provides marketing, promotion, advertising and similar services to businesses of all types and sizes. Services are currently provided primarily to companies based in the USA. The services are provided in the technological and online environments including social media and other internet based outlets. The Company operates in the 541890 NAICS industry classification code.

March 2012 to Present
Chief Content Officer

Business Experience:
Social5, LLC - 2012 to Present
The Salt Lake Tribune - 2006 to 2012
The Saginaw News - 2003 to 2006
The Herald Journal - 1999 to 2003

After spending 15 years as a political and investigative journalist, Jeremiah Stettler has gone digital as the head of content production and product development for Social5. Mr. Stettler is a long-time political and investigative journalist who worked most recently as an editor for Utah's largest newspaper, The Salt Lake Tribune. His work has been recognized by organizations such as the Associated Press, Society of Professional Journalists and Investigative Reporters and Editors.

Academically, Mr. Stettler's background is in communications with bachelor's degrees in journalism and politics and a master's degree in public policy.

PRINCIPAL SECURITY HOLDERS

6. The name and ownership level of each person, as of the most recent practicable date,* who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering**
Robert Wellman	● Social5, LLC is 100% owned by Veemo, Inc., a Utah corporation. ● Veemo, Inc. is 50.083% owned by OurStock LLC, a Utah limited liability company. ● OurStock LLC is 100% owned by OurInvestments LLC, a Utah limited liability company. ● OurInvestments LLC is 100% owned by Robert N. Wellman Trust. ● The Trustee and primary beneficiary of Robert N. Wellman Trust is Robert Wellman.	50.083%



Robert Wellman
Manager and Primary Beneficiary
Robert N. Wellman Trust
100%
OurInvestments LLC
(an Utah Limited Liability Company)
100%
OurStock LLC
(an Utah Limited Liability Company)
50.083%
Veemo, Inc.
(an Utah Corporation)
100%
Social5, LLC
(The Issuer, an Utah Limited Liability Company)

** The issuer certified that the above information is be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.*

*** To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the*

family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. The business of the issuer and the anticipated business plan of the issuer.

Please refer to *Appendix A - Business and Anticipated Business Plan.*

RISK FACTORS

Important:
A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. The material factors that make an investment in the issuer speculative or risky:
Please refer to *Appendix B - Risk Factors.*

THE OFFERING

9. The purpose of this offering:

The purpose of this offering is to raise funds that we will use to fund its current and future operations, and to provide us with a capital structure that will enable us to grow our business.

10. The use of proceeds from this offering is set out as below:

	If target offering amount is sold:	If maximum offering amount is sold:
Total Proceeds	**$200,000**	**$500,000**
Less: Offering expenses		
Portal fee	$2,000	$5,000
Other offering expenses	$3,000	$6,500
Net Proceeds	**$195,000**	**$488,500**
Grow our partner network	$80,000	$190,000
Expand our technology	$50,000	$125,000
Grow our sales and marketing support teams	$60,000	$150,000
Miscellaneous expenses	$1,000	$4,000
Accounting and Professional Fees	$3,000	$6,000
Working Capital and Cash Reserves	$1,000	$13,500

TRANSACTION, SECURITIES DELIVERY & CANCELLATION OF INVESTMENTS

11. How will the issuer complete the transaction and deliver securities to the investors?

1. To commit an investment in the Offering, an Investor will submit, through the Funding Portal, an investment ticket on the Issuer's securities offering page on the Funding Portal with the quantity of shares the Investor wants to invest. After the submission of the investment ticket, the Investor will be instructed to execute a Share Subscription Agreement by signing it electronically.

2. Once the Share Subscription Agreement is signed and executed, the Investor will receive an email confirmation of the investment commitment. The Investor can also find his or her investment commitment on the "My Portfolio" page on the Funding Portal. The "My Portfolio" page can be accessed via the following URL:
https://www.mrcrowd.com/portfolio

3. Upon receiving the confirmation of the investment commitment, the investor will be responsible for transferring funds to an escrow account held with by a third party escrow agent on behalf of the issuer. The fund transfer methods can be ACH, wiring, or check, whichever available.

4. Once the funds are transferred to the escrow account, the Investor will receive another email confirmation to acknowledge that his or her funds are received.

5. The Investor will receive email updates on the latest progress of the offering, including when 50%, 75% and 100% of the minimum fundraising target are met.

6. After the target offering amount has been reached and the Issuer decides to end the offering, the Investor's funds will be transferred from the escrow account to the Issuer on the deadline of this offering identified in this Form C (Original Deadline), except in the following situation where the funds will be transferred to the Issuer earlier than the Original Deadline:

   a. when the minimum funding target is met prior to the Original Deadline and;

   b. this Form C and the information of this securities offering have been posted and publicly available on the Funding Portal for at least 21 days and;

   c. the Issuer chooses to end the offering earlier than the Original Deadline and;

   d. the Issuer has notified the Investor by email the new deadline for this securities offering (New Deadline) at least 5 business days before the New Deadline and the Investor doesn't cancel his or her investment commitment on the "My Portfolio" page on the Funding Portal 48-hours prior to the New Deadline.

7. Once the Investor's funds are transferred from the escrow account to the Issuer, the Issuer will issue the Securities to Investors.

8. The securities issued in this offering will be in book-entry form only, which means that no physical stock certificates will be issued. The ownership of the securities purchased through this offering will be held in the Investor's name in book-entry format maintained by the Issuer or the Issuer's transfer agent.

12. How does an investor cancel an investment commitment?

Investors can cancel their investment commitments until 48 hours prior to the deadline identified in this FORM C. This can be done via the "My Portfolio" page on the Funding Portal. Investors who have cancelled their investment commitments will receive a refund of their original investments.

Mr. Crowd will notify investors by email if the minimum funding target has been met. If this minimum funding target is met prior to the deadline identified in this Form C, the issuer may end this securities offering earlier by giving investors notice of the new deadline for the securities offering by e-mail at least 5 business days before the new deadline. Investors can cancel their investment commitment before the 48-hour period prior to the new deadline. Investors who have cancelled their investment commitments will receive a refund of their original investments.

If there is a material change to the terms of this offering or to the information provided by the issuer, Mr. Crowd will send to any investor who has made an investment commitment notice of the material change by email and that the investor's investment commitment will be cancelled unless the investor reconfirms his or her investment commitment within five business days of receipt of the notice. If the investor fails to reconfirm his or her investment within those five business days, Mr. Crowd within five business days thereafter will: (i) Give or send the investor a notification disclosing that the commitment was cancelled, the reason for the cancellation and the refund amount that the investor is expected to receive; and (ii) Direct the refund of investor funds.

If the issuer does not complete an offering including the failure of meeting the minimum funding target, Mr. Crowd will within five business days: (i) Give or send each investor a notification of the cancellation, disclosing the reason for the cancellation, and the refund amount that the investor is expected to receive; (ii) Direct the refund of investor funds.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered.

Funding Target	$200,000
Maximum Target	$500,000
Pre-money Valuation	$8,000,000
Equity Offered	2.44% - 5.88%
Securities Type	Membership Units
Regulation	Regulation CF
Closing Date	31 Dec 2019

Unit Price $10.00

Units Offered
20,000 - 50,000

Units Issued After Offering
820,000 - 850,000

14. Do the securities offered have voting rights?
Yes.

15. Are there any limitations on any voting or other rights identified above?
No.

16. How may the terms of the securities being offered be modified?
If there is a material change to the terms of this offering or to the information provided by the issuer, Mr. Crowd will send to any investor who has made an investment commitment notice of the material change by email and that the investor's investment commitment will be cancelled unless the investor reconfirms his or her investment commitment within five business days of receipt of the notice. If the investor fails to reconfirm his or her investment within those five business days, Mr. Crowd within five business days thereafter will: (i) Give or send the investor a notification disclosing that the commitment was cancelled, the reason for the cancellation and the refund amount that the investor is expected to receive; and (ii) Direct the refund of investor funds.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

(1) to the issuer;

(2) to an accredited investor;

(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

17. What securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Membership Units:	1,000,000	800,000	YES	NO

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

Securities being offered are the same as the security identified above. However, purchasers should note that of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As the owners of the Membership Units, the principal shareholders identified in Question 6 above are having the majority of the voting rights of the issuer.

The Purchasers (the "Investors") of the securities offered, as holders of Membership Units with a minority voting rights, may not have enough voting power to exert influence on the decisions made by the principal shareholders, with which the Investors disagree, or that negatively affect the value of the Purchasers' securities in the Company. The Investors generally do not control day-to-day business decisions or management of the issuer and the Investors' interests may conflict with those of the principal shareholders and there is no guarantee that the company will develop in a way that is advantageous to the Investors.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

Important Disclaimer:
As the Issuer is a company with a limited history of operation, lacking of material assets and has conducted no prior sales of securities except to its founders and initial shareholders, the reliability, accuracy and appropriateness of the valuation methods used in this section in determining the valuation of the securities being offered is not guaranteed. The valuation methods used in this section do not infer that the Issuer assumes any fiduciary duties and should not be construed as financial, legal or tax advice. In addition, such valuation methods should not be relied upon as the only valuation methods. The Issuer cannot guarantee the reliability, accuracy and appropriateness of these valuation methods.

We strongly encourage you to consult with qualified business financial analysis professionals, attorneys, or tax advisors prior to making any investment decisions.

Valuation of Our Membership Units
This section summarizes our valuation method relating to the valuation of our membership units being offered. For the purpose of our analyses, the valuation date was assumed to be November 1, 2018 (the "Valuation Date"). As explained below, we have concluded that the enterprise value (EV) of the Company is $7.84 million. This conclusion is solely based upon our arbitrary determination, using the valuation method and assumptions discussed below.

Since many online media/advertising companies like Social5, LLC currently report revenues but are not yet profitable, we believe EV-to-revenue multiple serves as reasonable market multiple for valuing online media/advertising companies. Although the EV-to-revenue multiple discounts potential differences in business and operating strategies between different media/advertising companies, we believe it still serves as a good and reasonable measurement for determining value for pre-earnings companies like Social5, LLC.

Valuation Method:
We use a revenue multiple of 3.0 to calculate our enterprise value and hence deriving the per unit membership units being offered. Our estimated revenue in fiscal year 2018 is $2,613,000 and the enterprise value of our company is calculated as follows:

$2,613,000 x 3.0 = $7,839,000

As of the "Valuation Date", we have issued 800,000 membership units and thus each of membership unit is valued at:

$7,839,000 / 800,000 = $9.7987

The offering price of the Membership Units is <u>$10.00</u>, which is derived by rounding $9.79 to the nearest dollar.

Assumptions:
- *the revenue multiple used above is based upon our arbitrary determination*
- *no material adverse events or material adverse changes identified in our Risk Factors Section will occur with respect to our financial condition or operations*
- *our revenue can be maintained and we will reach a point where it has a sustainable margin of profit in the future*

Investors should be aware that we make judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which may not be true and very often are beyond our control, such as the impact of competition on the Company's businesses and the industry generally, industry growth and the absence of any adverse material change in the Company's financial condition.

Methods for how the securities may be valued by the issuer in the future:

We may apply the following valuation metrics for the future valuation of our membership units or securities to be issued:

1. Price/Revenue and Price/Earnings Ratio of companies similar and comparable to us.
2. Recent comparable financings of companies similar and comparable to us.
3. Potential value at exit, the value can be based either on recent M&A transactions in the sector

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?
- Purchasers of the securities in this offering have limited rights to demand distributions (e.g. dividends) from the Issuer.
- The majority owner may make a decision that the Purchasers consider bad and puts Purchaser's interest in the Issuer at risk.
- Although, as Membership Units holders, the Purchasers would be entitled to a share of any proceeds from a sale of the entire business, the Purchasers may not veto the sale even though the price of sale is below its fair valuation. Moreover, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.
- Since the securities in this offering are not publicly traded and are subject to restrictions on resale or transfer including holding period requirements, the securities in this offering are illiquid.

- Although the Purchasers of the securities offered are entitled voting rights, as minority shareholders, they may not have enough voting power to exert influence in the affairs of the company or the composition of its board of directors.
- The Purchasers of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

23. What are the risks to purchasers associated with corporate actions:

a. Additional Issuances of Securities

Purchasers of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

b. Issuer Repurchases of Securities

The issuer could be authorized to repurchase the company's issued securities subject to the approval by the company's board of directors. Purchasers of the securities may not impede the issuer's right to repurchase its securities from other shareholders. Moreover, the repurchase could be made at a price much lower than company's business value or its fair valuation, which could be indicative to the resale price of the securities thereafter.

c. A Sale of the Issuer or of Assets of the Issuer

Although as Membership Units holders the Purchasers would be entitled to a share of any proceeds from a sale of the entire business, the Purchasers may not veto the sale even though the price of sale is below its fair valuation. Moreover, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

d. Transactions with Related Parties

Transactions with related parties are transactions between the issuer or any of its subsidiaries and a connected person. These transactions include both capital and revenue nature transactions. They may be one-off transactions or continuing transactions. Purchasers should be aware that these transactions may create conflicts of interests between themselves and the Issuer.

24. Describe the material terms of any indebtedness of the issuer:

The Company has loans from certain owners of Veemo, Inc. As of December 31, 2018 there were eight loans from five current owners and one prior owner of Veemo, Inc. totaling $1,801,982. Compounded interest accrued at 12%. Six of those loans were scheduled to mature on April 1, 2017. The remaining two loans did not have a designated maturity date.

Effective January 1, 2017 the Company amended the loan agreements resulting in two loans totaling $245,000 with accrued interest of $38,319; the amounts will continue to accrue compounded interest at 12%. The two loans and accrued interest were scheduled to mature April 1, 2018. The amendment also ceased further interest charges on the remaining loans totaling

$1,059,827 with accrued interest of $441,258; the loans and prior accrued interest mature 04/01/2020.

During the year ended December 31, 2018 the Company made principle payments of $114,343 and interest payments on the long term debt; any interest expensed is added to the principal balance of the debt.

During the prior year (2017), the maturity date of April 1, 2018 for a $245,000 loan (included in the total related part long term liability) together with the accrued interest was informally extended one year to April 1, 2019.

Maturities of long-term debt (including accrued interest) are as follows:

Year ending December 31	Amount
2018	$ -
2019	300,897
2020	1,501,085
	$ 1,801,982

The five owners of Veemo, Inc. are the five officers of Social5, LLC (Robert Wellman, Judson Smedley, Richard Brown, Richard Christiansen, Jeremiah Stettler)

25. What other exempt offerings has the issuer conducted within the past three years?
None.

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

    a. **any director or officer of the issuer;**

    b. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**

    c. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**

    d. **any immediate family member of any of the foregoing persons.**

Related Party Receivable

The Company loaned Social5 Development Group (S5DG) funds for operations and paid for certain expenses of S5DG. S5DG is related to the Company through common ownership. S5DG is owned entirely by Veemo, Inc. There is no written agreement governing the loans and disbursements paid by the Company on behalf of S5DG. No interest has been, or is currently being, charged on the receivable and timing of repayment is unknown.

The amount of related party receivable was $123,374 in 2018, and $120,272 in 2017.

Related Party Debt

The long term debt mentioned in Question 24 of this Offering Statement is a related party debt.

Related Party Lease Agreement

The Company entered into an agreement to lease office space in Draper, UT effective June 2015. The lease term was 25 months through July 2017. Monthly lease payments were approximately $5,500 and increased 3% each year. Of the $5,500 monthly payment $900 is charged to the Company's related party sister company, S5DG. The lease agreement includes certain utilities and other operating expenses. The Company exercised the option for a two year renewal and the extended lease term ends July 2019. Beginning August 2017 the monthly lease payment was approximately $5,700 and increases 3% each year. Of the $5,700 monthly payment $900 is charged to the Company's related party sister company, S5DG. The extended lease agreement provided two months of discounted monthly rent during 2017 charging approximately $1,800 per discounted month. Lease expense was $70,270 for the year ended December 31, 2018. Per accounting principles generally accepted in the United States of Amercia the costs of operating leases should be recognized on a straight-line basis unless another method is more representative of the time pattern in which benefit is derived from the leased property. Under the straight-line basis

increasing rents would result in a deferred rent amount. The Company recognized rent on the basis of cash payments as the rent amounts are immaterial.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?
Yes. Social5, LLC. started to operate since March 2012.

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.
The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this Form C. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Form C, particularly in "Risk Factors."

IMPORTANT: THE FOLLOWING FINANCIAL FIGURES ARE UNAUDITED.

Discussion on Results of Operation

Nature of Operations
Social5, LLC (the Company) is a single member LLC which began operations in 2012. The Company provides marketing, promotion, advertising and similar services to businesses of all types and sizes. Services are currently provided primarily to companies based in the United States of America. The services are provided in the technological and online environments including social media and other internet-based outlets. The Company operates in the 541890 NAICS industry classification code.

Our social media marketing and advertising services include **get social, get noticed and get found** aimed at bringing social media and its power to a small business owner.

Review of our operation in 2018
We are delighted to announce that we have made significant progress in our operation in 2018. Our revenue grew to $2,646,599 from $2,416,785 and recorded a net profit of $109,882 in 2018, compared to a net loss of $133,279 and $281,470 in 2017 and 2016 respectively. This is primarily due to the fact that we have increased our sales while successfully improving our gross margins keeping our operating expenses flat in 2018.

Outlook of our business
We believe that there is great opportunity within the small business sector to grow our customer base and our revenue. Despite other competitive companies in the small business social media space, we are committed to keeping up with changing technologies in our

product offerings to ensure long-term sustainable competitiveness.

Because we have built a company to scale, future growth will better leverage our overhead and translate to increased earnings. We believe our successfully piloted affiliate program will help escalated customer acquisition and further grow our company.

Revenues
Revenue in 2018 was $2,646,599, increased $229,814, or 9.5% compared to $2,416,785 in 2017. The increase was primarily due to the Company has successfully placed effort in the social media marketing and advertising services segment to capture business opportunities and enabling customers to reach people their target audience.

Total Operating Expenses
Our major operating expenses are employee salaries and benefits, freelance writers independent contractor commissions and social media advertising.

Our total operating expenses in 2018 was $2,536,717, decreased $14,532, or 0.57% compared to $2,551,249 in 2017. The decreased was mild as we have successfully controlled our expenses in employee salaries and freelance writers, though we have increased our expenses in social media advertising.

Depreciation of Property and Equipment
Property and equipment are stated at cost when acquired. The Company calculates and records depreciation and amortization using tax depreciation methods as provided in the Internal Revenue Code. Tax depreciation and amortization methods result in depreciation and amortization methods that generally range from 3 to 7 years for depreciation on a double declining and straight line basis and 15 years for amortization on a straight line basis. The difference between the depreciation, amortization, and related accumulated balances calculated under the tax method and the depreciation, amortization, and related accumulated balances that would be calculated under accounting principles generally accepted in the United States of America, is estimated to be immaterial.

With the exception of certain major items, expenditures for maintenance and repairs are expensed as incurred. It is the policy of the Company to capitalize property and equipment expenditures greater than $300. When assets are sold or retired, the cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is included in net income.

Income Taxes
The Company is not a taxpaying entity for federal income tax purposes, and accordingly no federal income tax provision has been recorded in the financial statements. The Company did not recognize any tax-related interest or penalties on the statements of income for the years ended December 31, 2018 and the Company has no unrecognized tax benefits and no uncertain tax positions for the thos same years. Revenue and expense activity of the Company is included with the revenue and expenses of the Company's owner, Veemo, Inc. As a result, Veemo, Inc. recognizes any and all tax effects resulting from the Company's financial activity.

The Company is not a taxpaying entity for state income tax purposes, and accordingly no state or local income tax provision has been recorded in the financial statements. In addition, the Company is not required to collect and remit state or local sales tax. As such no sales tax is collected or remitted.

Net Income
Net income for the 12 months ended December 31, 2018 was $109,882.
Net loss for the 12 months ended December 31, 2017 was $133,279.
This is primarily due to the fact that we have increased our sales but successfully kept our operating expenses flat in 2018.

Assets and Liabilities
Our total assets were $338,226 as of December 31, 2018 and $330,518 as of December 31, 2017

Our total liabilities were $2,161,369 as of December 31, 2018 and $2,263,541 as of December 31, 2017. The decrease is primarily due to a decrease in related party long-term debt, as mentioned in our Financial Statements:

LIABILITIES AND SHAREHOLDERS' EQUITY

	December 31, 2018
Current liabilities	
Accounts payable	153,244
Accrued Payroll	48,460
Other accrued expenses	2,325
Prepaid services	159,358
Total current liabilities	**363,387**
Related party long-term debt	1,801,982
Total liabilities	**2,165,369**
	-
Member's Equity	**(1,823,143)**
Total member's equity and liabilities	$ **342,226**

The Company recorded a negative total stockholders' equity of $1,823,143 as of December 31, 2018 and $1,933,023 as of December 31, 2017.

Cash flows
In 2018, the cash flow generated from operating activities was $132,250, versus a negative cash flow of $153,344 in 2017. The improvement is due to our positive net income in 2018, compared to a net loss in 2017. The cash flow used in investing activities was $2,129 in 2018, versus $6,107 in 2017. Cash flow used in financing activities was $117,447 in 2018, versus a positive cash flow of $131,921 in 2017, primarily due to a decrease in the balance of related party loans.

Liquidity and Capital Resources
Our principal sources of liquidity are our cash and cash equivalents and cash generated from operations. Cash and cash equivalents consist primarily of cash on deposit with banks.

Cash and cash equivalents totaled $94,835 as of December 31, 2018 and $82,161 as of December 31, 2017.

The Company is seeking a minimum of $200,000 in this offering, which would improve the Company's liquidity and balance sheet. Receiving these funds and any other additional funds is not necessary to the viability of the business in the next 12 months as our business was generating positive net income in 2018 and we expect that the Company's available cash together with the proceeds of the offering would be enough to finance its operation in the next 12 months. The proceeds of this offering will significantly improve our financial condition and liquidity, and will allow us to expand our business in the coming 2-3 years.

We will primarily fund our operations and capital expenditure requirements from operating cash flows. We also expect to fund our operations from the proceeds of this offering and any credit facilities available to us in the future.

Although the Company expects that there will be a growth in revenue in the coming years, investors should be aware that historical results and cash flows are not representative of the future. According to market situation, we may raise additional funds through public or private equity offerings or debt financings.

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Please refer to *Appendix D - Financial Statements and Review Report.*

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

>   **(i) in connection with the purchase or sale of any security?**
>   No.

>   **(ii) involving the making of any false filing with the Commission?**
>   No.

>   **(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**
>   No.

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

>   **(i) in connection with the purchase or sale of any security?**
>   No.

>   **(ii) involving the making of any false filing with the Commission?**
>   No.

>   **(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**
>   No.

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or

officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

> **(i) at the time of the filing of this offering statement bars the person from:**
>> **(A) association with an entity regulated by such commission, authority, agency or officer?**
>> No.
>>
>> **(B) engaging in the business of securities, insurance or banking?**
>> No.
>>
>> **(C) engaging in savings association or credit union activities?**
>> No.
>
> **(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?**
> No.

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

> **(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?**
> No.
>
> **(ii) places limitations on the activities, functions or operations of such person?**
> No.
>
> **(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock?**
> No.

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

> **(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?**
> No.

(ii) Section 5 of the Securities Act?
No.

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
No.

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
No.

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?
No.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:
   a. **any other material information presented to investors; and**
   b. **such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

N/A

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

Once posted, the annual report may be found on the issuer's website at:
https://social5.com/investors

The issuer must continue to comply with the ongoing reporting requirements until:

 a. the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

 b. the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

 c. the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

 d. the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

 e. the issuer liquidates or dissolves its business in accordance with state law.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Judson Smedley

_____
[Signature Code: wMQ9xlbsO4ZldRDMLz2ESKfck1jUpFJDqVhi34EBeC72NKlmo2FS6DIke82V1wmqaWQajKhglNFmodw-I_T4H5OEGtGKl0yM79MzWSVvnpY]

Judson Smedley
Chief Financial Officer
Social5, LLC
Date: 6 Jun 2019

Appendix A - BUSINESS AND ANTICIPATED BUSINESS PLAN

Executive Summary

Social5 is a social marketing company headquartered in Salt Lake City, Utah, that provides affordable social and mobile marketing solutions for small businesses interested in increasing brand awareness, consumer engagement and product sales.

With innovative social and mobile marketing technologies, combined with a world-class writing team from publications such as The Washington Post and USA Today, Social5 offers businesses a high-quality social marketing solution at below-industry pricing for producing social media content, managing targeted advertising campaigns, increasing online visibility and executing promotional campaigns.

Because of this convergence of technology, talent and affordability, Social5 has grown from a humble startup to a national social marketing firm with more than 2,000 customers across North America.

About our business

Social5, LLC (the Company) provides marketing, promotion, advertising and similar services to businesses of all types and sizes. Services are currently provided primarily to companies based in the USA. The services are provided in the technological and online environments including social media and other internet based outlets. The Company operates in the 541890 NAICS industry classification code.

Business Opportunity

Today, there are more than 28 million small businesses in America, accounting for roughly 50% of all sales nationwide. With social media adoption rates increasing across all demographics, and marketing budgets shifting from traditional to digital mediums, the appetite for a do-it-for-you social marketing solution is at a historic high. Social5 is capitalizing on that shift. It provides small businesses with a strong online presence, overcoming obstacles of time, resources and expertise that make it difficult for entrepreneurs to compete with larger brands.

Market Opportunity

Social media has fundamentally changed the way people do business. With nearly a third of the world's population on Facebook and mobile adoption so high that smartphones and tablets now outnumber humans, businesses are reconsidering strategies for customer acquisition.

Large brands have made the shift. In 2019, they will spend more money on digital advertising than on any other marketing platform. In contrast, small businesses are falling behind. They lack the time, resources and expertise to make the shift internally as well as an affordable outsourced solution to manage digital marketing for them.

Social5 is uniquely positioned for this small-business market. Today, there are more than 28 million small businesses in America, accounting for roughly 50 percent of all sales nationwide. With social media adoption rates increasing across all demographics, the appetite for a do-it-for-you social marketing solution is at a historic high among this small-business community.

Social5 has tailored its social marketing strategy to accommodate any small business, of any variety, on Main Street USA. Dentists. Doctors. Realtors. Accountants. Auto Mechanics. Entertainers. They all fit. Social5 provides small businesses with the professional talent needed to give them a strong online presence at a small-business budget.

Products And Services

Social5 offers three core products; each designed to assist small businesses with growth in the digital marketplace.

First, effective social marketing strategies must begin with content. Social5 begins with a foundational strategy of content that leverages talent from some of the nation's largest media outlets, including USA Today, Good Morning America, CNN, The Associated Press, NPR, Reuters and more. Content is deployed in the form of social media posts, long-form blogs and email marketing messages.

Second, Social5 will target potential consumers. Unlike a billboard campaign or newspaper advertisement, social media ads come with extensive intelligence on consumer demographics, geography, behavioral trends and psychographic characteristics. Social5 will leverage that information on behalf of the customer, creating campaigns that can build audience and drive digital traffic.

Third, Social5 will improve a business's online visibility with tactics and technologies designed to increase a brand's searchability and reputation on mobile devices, search engines, car navigation systems and online directories.

What makes Social5 unique is the sprinkling of technology throughout the process, which ultimately makes the company far more scalable than its competitors. This includes an app that allows customers to review their content from the palm of their hand. This includes a mobile business card that allows business owners to capture and cultivate email addresses over time. This includes a contesting model that allows for the efficient collection of email addresses through large-ticket promotions. The result is a more effective and scalable social marketing solution for businesses.

Business Strategy

Social5 has developed a secret sauce that combines professional talent with technology. Instead of focusing purely on the creative elements of social media marketing, Social5 devoted extensive research and development to an intelligent content-distribution system that is exclusive to Social5.

This artificial intelligence has the capability to manage hundreds of thousands of unique social media profiles simultaneously. Once Social5 produces the content for delivery, this technology can efficiently distribute that content to its customers.

Social5 also provides businesses with access to some of the nation's best marketing talent and breathtakingly affordable prices. Indeed, Social5 puts professional writers, graphic designers, advertising strategists and technology experts to work at a price point that is less than hiring a single employee.

This is the Social5 difference. Together, this technology and talent can create a high-quality, low-cost social marketing solution with endless scalability. It can offer Main Street USA a simple, tech-enabled, outsourced solution to connect with current and future customers, build brand visibility and generate the targeted digital traffic needed to succeed in a 21st Century marketplace.

Marketing Strategy

Social marketing has momentum, particularly in the small-business space where there has not been a viable solution. Social5 wants to capture market share as quickly as possible to secure this market. To do so, Social5 has leveraged parallel go-to-market models: traditional sales teams and affiliate partners.

Social5 has achieved the greatest success through tech-enabled direct sales. It sells products and services directly to businesses, using video conferencing technologies and lead-generating mobile tools to close business digitally nationwide. Social5 also engages in strategic partnerships with associations, franchises, direct-selling organizations and other entities that aggregate small businesses. Additionally, Social5 provides social marketing services for strategic partners that wish to embed some, or all, of Social5's products in their own offering.

With a successful 2018 pilot of an affiliate program under its belt, Social5 is now expanding its affiliate program to a wider market, allowing Social5 to capture market-share more aggressively from all geographies.

Operational Scalability

Social5 has developed an execution model centered upon scalability. This model includes the creation of an intelligent content delivery system that allows for the smart-distribution of content to customers in diverse geographies, industries and languages without human intervention. This technology crosses social media platforms and allows customized publication to thousands of customers simultaneously.

The scalability of Social5 extends to personnel as well. Social5 has assembled a national network of professional journalists, advertisers and social marketing experts that can be mobilized immediately for businesses in all industries and geographies, allowing for unrestricted sales activity and business development in all markets nationwide.

Proven and Ready for Growth

Social5 is led by seasoned executives with decades of experience managing and growing businesses within the technology and communication sectors. This leadership team has proven the Social5 business model over a six-year period, building the business into a national social media brand that currently serves more than 2,000 customers across the United States.

The company is led by President and CEO Rob Wellman, who brings more than two decades of tech-industry experience to Social5. He served most recently as the head of Printelligent. Under his direction the company made two acquisitions and sold to the world's largest IT provider, Hewlett-Packard. He has been recognized as one of the nation's most promising executives by Computer Reseller News, and as one of North America's top 75 tech executives by VAR Business Magazine. Rob is accompanied by a leadership team with experience at the highest levels of the print, broadcast and technology industries.

Since its inception, Social5 has successfully carried out social marketing strategies for businesses in hundreds of industries, positioning Social5 for accelerated growth that could be achieved through additional capital.

Use of Proceeds

Social5 is seeking a minimum of $200,000 to expand the following operations, which will dramatically increase real and potential growth. Funds will be allocated for affiliate recruitment and enablement, technology advancements to better leverage high-demand products, and sales support for cultivating and converting affiliate leads. Investment will fund the following growth activities.

__Grow our Partner Network__
The hiring of a new partner development person(s) to focus on the following:

- Finding and/or nurturing strategic partners to help grow our business. This will include partners who want to integrate our services with their offering, partners who want to promote our service as an additional value-added non-integrated service, and well-connected partners/associations who want to roll out our service to help their large network.
- The accelerated promotion of our Affiliate program.
- The cross promotion of our Affiliate program with other Affiliate programs.

__Expand our Technology__
Through an additional hire and strategic partnerships we would like to expand or enhance our offerings in the following areas:

- Enhancements to our Partner program and portal
- Review Management – Simplify the customer experience with managing their reviews and helping to promote more reviews
- Add a "Lead Magnet" tool for our customer use
- Create a more efficient and cost effective way to boost social media posts for our customers.
- Improve the cost/value of updating and maintaining directory listing for our customers.

- Enhance and automate the analytics reports that our customers are able to review.
- Enhance the email recipient tracking and analytics for our customers.
- Improve the tools available for our affiliates – both those that help with customer acquisition as well as those to help fellow affiliate recruitment.
- Enhance the billing features we have for our customers.
- Enhanced tools for creating and managing content assignments for our writers
- Additional features for our customer app when it comes to viewing and influencing their upcoming social media posts.

Grow our Sales and Marketing Support Teams
Scale up our internal team to be able to handle more:

- Sales presentations on behalf of our affiliate partners
- Proposal generation for customers needing a unique proposal
- Help in basic support and training of new affiliate partners
- Upselling current customers with new offerings
- Internet marketing for Affiliate recruitment

Appendix B - RISK FACTORS

RISKS RELATED TO OUR BUSINESS

Our operating results depend on the quality and efficiency of our marketing, promotion and advertising services. Moreover, our business is also highly dependent on successful adaptation to the rapid changing customer preferences and technological development in the marketing, promotion and advertising industry.

The marketing, promotion and advertising market experiences changes in audience and customer preferences. Our brand image could be negatively affected if the advertising contents or content offered or the media channels that we used are unable to meet audience and customer expectations. Although we have expanded our service offerings and our content distribution channels in order to meet with the changing audience and customer preferences so as to to capture a broader base of audience, given the subjective nature of the marketing, promotion and advertising business and the rapid change in the market trend, there is no assurance that our services or will continue to be able to capture, anticipate or respond timely to audience or customer preferences. If we fail to achieve these goals, our business, results of operations and financial condition could be materially affected.

We heavily rely on social media platforms for our services, to create an advertising and marketing package for our customers, and any decline in usage of such social media platforms may materially affect our results of operations.

Our business is highly dependent on the digitalization and the growing use of social media platforms. If there is a decline of the use of social media platforms and/or a particular platform which we heavily relies on or a material change of the social media reader behaviours and user preferences that we are unable adapt to, our clients may be reluctant to continue to use our services to advertise their business through online platforms. If this happens, our business and results of operations could be adversely affected.

Our business is highly sensitive to changing audience preferences.

Advertisement and publication content is highly related to market trends and social environment. Therefore, the demand of our services may be adversely affected by the preferences of the audience or consumers of our advertisements and publication content. If there is any change of such audience preferences, our customers may opt out of our services or for products and/or services from our competitors. If this happens, our business, results of operations and financial conditions could be adversely affected.

If we fail to keep up with the rapidly changing technologies, we could lose our customers and our business and results of operations could be adversely affected.

Our success will depend on our ability to adapt to rapidly changing technologies. In fact, marketing, promotion and advertising in digital means are characterized by the changing technology needs of our customers. Our customers may require us to use new technologies in the execution of our engagements, such as the design, editing, and creating of the advertisements. We are required to

quickly adapt to the new technologies if our customers begin to shift to the use of such technologies but we cannot assure you that we will be able to do so or do it in a cost-effective manner. If we fail to keep up with the rapidly changing technologies and react in a timely manner, we could lose our customers and our business and results of operations could be adversely affected.

We need to meet the marketing objectives of our customers or we would lose our customers and our revenue would decline.

We offer services to serve the marketing objectives of our customers. We are expected to provide effective advertising that can achieve the desired marketing objectives of our customers. If our advertising services are not able to achieve the desired marketing objectives, our relationships with our customers, reputation and revenue will be adversely affected.

Successful implementation of our business strategies and future plans are subject to uncertainties.

We plan to achieve our business growth by implementing a series of strategies as discussed in our business plan. However, there is no guarantee that we will be able to implement these strategies and future plans successfully, which in turn are subject to uncertainties and changing market conditions. Our development and business expansion plans are formulated based on assumptions on the occurrence of certain future events, which may or may not materialize. There is also no assurance that any of our business strategies will yield the benefits or achieve the level of profitability we anticipate. If this happens, our results of operations and financial conditions could be adversely affected.

Privacy concerns and the use of user information could damage our reputation, deter current and potential users and customers and negatively impact our business.

Due to our business nature, we may need to collect personal data from our users in order to better understand our users and their needs and to help our customers target specific demographic groups or potential audience. Concerns about the collection, use, disclosure or security of personal information or other privacy-related matters, even if unfounded, could damage our reputation, cause us to lose users and customers and adversely affect our operating results. While we strive to comply with applicable data protection laws and regulations, as well as our own posted privacy policies and other obligations we may have with respect to privacy and data protection, the failure or perceived failure to comply may result, and in some cases has resulted, in inquiries and other proceedings or actions against us by government agencies or others, as well as negative publicity and damage to our reputation and brand, each of which could cause us to lose users and customers, which could have an adverse effect on our business.

We may be subject to intellectual property infringement claims which may materially and adversely affect our business, financial condition and prospects.

We may be subject to intellectual property infringement claims. For example, the content distributed to our audience could infringe the intellectual properties rights of the others and we are at risk of being the subject of intellectual property infringement claims. These claims could be expensive to defend and require the expenditure of significant resources and could have a material adverse effect on our business, operating results and financial condition.

Our business depends on our brand and reputation.

Our business depends on our brand and reputation as a provider of marketing, promotion, advertising services. If we are not able to maintain the brand strength and reputation, our brand value, business and operating results could be materially and adversely affected. We believe that our brand "social5" is instrumental to the success of our business. If the value of our brand or image and reputation is diminished, we may fail to continue to attract potential customers and our business, financial condition, and results of operations could be materially and adversely affected.

We may not be able to generate sufficient revenue to achieve and maintain profitability.

Though we recorded a positive net income in 2018, we incurred net losses in 2016 and 2017. We expect that our revenue growth rate will fluctuate in the future as a result of a variety of factors. You should not rely on the revenue growth of any prior period as an indication of our future performance. We also expect our costs to increase with future revenue growth as we continue to expend financial resources on business development and acquisitions, sales and marketing and general administration, including legal and accounting expenses. As a result, if we are unable to maintain adequate revenue growth and to manage our expenses effectively, we may incur losses in the future and may not be able to achieve and maintain profitability. As a result, we cannot assure you that we will be able to maintain profitability.

We may experience breakdowns in our IT systems that could damage our customer relations and expose us to liability

We depend heavily on the stable operation of our IT systems including software, processing systems and telecommunication networks. A system outage or data loss could have a material adverse effect on our business, financial condition and results of operations. Not only would we suffer damage to our reputation in the event of a system outage or data loss, such incidents may also affect our relationships with our customers as we will not be able to advertise their products. To successfully operate our business, we shall be able to protect our processing and other systems from disruptions, including fire, unauthorized entry, computer viruses and IT system failures that are beyond our control. In such circumstances, our business operation and our relationships with our customers may be materially and adversely affected.

We may not have timely access to adequate capital financing

We may require access to a adequate amount of capital in order to fund our continued operation and expansion. Moreover, we may not have timely, or able to access to adequate capital financing when suitable business opportunities arise. If we are unable to obtain sufficient resources to fund our operation or expansion plans, our business, financial condition, results of operations and prospects would be materially and adversely affected.

Risks of Indebtedness

The Company has loans from certain owners of Veemo, Inc, the majority shareholder of the Company. Because of the these loans, a portion of its cash flow may have to be dedicated to the payment of principal and interest. A default under any of these loan agreements could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of owners of the Company. A judgment creditor would have the

right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition.

RISKS RELATED TO THE OFFERING

We determined the price of the Membership Units arbitrarily.
The offering price of the Membership Units has been determined by management, and bears no relationship to our assets, book value, potential earnings, net worth or any other recognized criteria of value. We cannot assure that price of the Units is the fair market value of the Units or that investors will earn any profit on them.

We cannot assure that we will pay dividends.
We do not currently anticipate declaring and paying dividends to our shareholders in the near future. It is our current intention to apply net earnings, if any, in the foreseeable future to increasing its capital base and marketing. Prospective investors seeking or needing dividend income or liquidity should therefore not purchase our membership units. We cannot assure that we will ever have sufficient earnings to declare and pay dividends to the holders of our membership units, and in any event, a decision to declare and pay dividends is at the sole discretion of our board of directors.

You can't easily resell the securities.
There are restrictions on how you can resell your securities. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

Our failure to maintain effective internal controls over financial reporting could have an adverse impact on us.
We are required to establish and maintain appropriate internal controls over financial reporting. Failure to establish those controls, or any failure of those controls once established, could adversely impact our public disclosures regarding our business, financial condition or results of operations. In addition, management's assessment of internal controls over financial reporting may identify weaknesses and conditions that need to be addressed in our internal controls over financial reporting or other matters that may raise concerns for investors. Any actual or perceived weaknesses and conditions that need to be addressed in our internal control over financial reporting, disclosure of management's assessment of our internal controls over financial reporting or disclosure of our public accounting firm's attestation to or report on management's assessment of our internal controls over financial reporting may have an adverse impact on the price of our membership units.

Appendix C - MEMBERSHIP UNIT SUBSCRIPTION AGREEMENT

MEMBERSHIP UNIT SUBSCRIPTION AGREEMENT
of
SOCIAL5, LLC

> **Important:**
> **This securities offering is made pursuant to Section 4(a)(6) of the Securities Act of 1933, as amended, and in accordance with the Title III of the Jumpstart Our Business Startups Act of 2012. Investors must acknowledge and accept the high risks associated with investing in private securities offerings. These risks include holding your investment for periods of many years with limited ability to resell, limited access to periodic reporting and losing your entire investment. You must have the ability to bear a total loss of your investment without a change in your lifestyle.**

THIS SUBSCRIPTION AGREEMENT (this "Agreement") is made as of [Date of Signing] by and among Social5, LLC, a company organized and existing under the laws of the State of Utah ("Social5" or the "Issuer"), and [Subscriber Legal Name] (the "Subscriber").

Whereas, Social5 has agreed to issue to the Subscriber and the Subscriber has agreed to subscribe the membership units of Social5 (the "Units") subject to the terms and on the conditions set forth below.

Now, therefore, in consideration of the mutual premises and covenants contained herein, and intending to be legally bound, the parties hereto agree as follows:

1. Sale and Subscribe of the Units.

1.1 Issue of the Units. Subject to the terms and conditions hereof, Social5 hereby issues to the Subscriber, and the Subscriber hereby subscribes from Social5 **[Shares Subscripted] Units**, at a Per Units Price equal to **$10.00** (the " Unit Price").

1.2 Subscription Price. The aggregate Subscription Price for the Units is **$[Subscription Amount]** (the "Subscription Price"), which shall be delivered to Social5 as follows:

(i) **$[Subscription Amount]** in immediately available funds upon signing this Agreement.

1.3 The Offering. The Units are issued in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "Offering").

1.4 The Intermediary. The Offering of the Units is being made through Ksdaq Inc. (the "Intermediary").

1.5 Charges to the Subscriber. The Intermediary will not charge the Subscriber any fees. But the Subscriber should be aware that the Subscriber's bank may charge fees on fund transfer transactions.

1.6 Charges to the Issuer. The Intermediary will be entitled to charge Social5 5% or a percentage specified in the Form C, of the amount raised in this Offering.

1.7 Securities Laws. The Subscriber acknowledges and understands that the offer and sale of the Units were done in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended, and in accordance with the Title III of the Jumpstart Our Business Startups Act of 2012 and, as such, the offer and sale of the Units are subject to the terms and conditions hereof and the provisions of the Form C.

2. Acknowledgements and Agreements of the Subscriber. Subscriber acknowledges and agrees that:

a. the decision to execute this Agreement and subscribe to the Units hereunder has not been based upon any oral or written representation as to fact or otherwise made by or on behalf of Social5 and such decision is based upon a review of the Form C which has been filed by Social5 with the Securities and Exchange Commission (the "SEC") in compliance, or intended compliance, with applicable securities legislation, as well as Subscriber's independent research and investigation;

b. the Subscriber and the Subscriber's advisor(s) have had a reasonable opportunity to pose questions to and receive answers from Social5 in connection with the subscription of the Units hereunder, and to obtain additional information, to the extent possessed or obtainable without unreasonable effort or expense, necessary to verify the accuracy of the information about Social5;

c. the Subscriber acknowledges and accepts the fact the owners of the Units are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in Social5;

d. Social5 is entitled to rely on the representations and warranties of the Subscriber contained in this Agreement and the Subscriber will hold harmless Social5 from any loss or damage it or they may suffer as a result of any inaccuracy therein;

e. the Subscriber will indemnify and hold harmless Social5 and, where applicable, its directors, officers, employees, agents, advisors and shareholders, from and against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all fees, costs and expenses whatsoever reasonably incurred in investigating, preparing or defending against any claim, lawsuit, administrative proceeding or investigation whether commenced or threatened) arising out of or based upon any representation or warranty of the Subscriber contained in this Agreement or in any

document furnished by the Subscriber to Social5 in connection herewith being untrue in any material respect or any breach or failure by the Subscriber to comply with any covenant or agreement made by the Subscribers to Social5 in connection therewith;

f. the Subscriber acknowledges that Social5 has the right in its sole and absolute discretion to stop this securities offering at any time prior to the deadline of the securities offering set forth in the Form C. This Subscription Agreement shall thereafter have no force or effect and Social5 shall return any previously paid subscription price of the Units, without interest thereon, to the Subscriber;

g. the Subscriber has been advised to consult its own legal, tax and other advisors with respect to the merits and risks of an investment in the Units and with respect to applicable resale restrictions, and it is solely responsible (and Social5 is not in any way responsible) for compliance with:

(i) any applicable laws of the jurisdiction in which the Subscriber is resident in connection with the distribution of the Units hereunder, and

(ii) applicable resale restrictions;

h. neither the SEC nor any other securities commission or similar regulatory authority has reviewed or passed on the merits of the Units;

i. no documents in connection with the sale of the Units hereunder have been reviewed by the SEC or any state securities administrators; and

j. there is no government or other insurance covering any of the Units.

3. Representations, Warranties and Covenants of the Subscriber.

3.1 The Subscriber hereby represents and warrants to and covenants with Social5 (which representations, warranties and covenants shall survive the Closing) that:

a. the Subscriber has received and carefully read this Agreement;

b. the Subscriber is subscribing to the Units as principal for investment only and not with a view to, or for, resale, distribution or fractionalization thereof, in whole or in part, and, in particular, it has no intention to distribute either directly or indirectly any of the Units in the United States or to U.S. Persons;

c. the Subscriber is aware that an investment in Social5 is speculative and involves certain risks, including the possible loss of the entire investment, and that the current valuation placed on Social5 is not based on a formal business valuation but is rather a projected valuation based on various factors outlined in the Form C, including but not limited to estimated value of similar companies;

d. the Subscriber has made an independent examination and investigation of an investment in the Units and Social5 and depends on the advice of its legal and financial advisors and agrees that Social5 will not be responsible in any way whatsoever for the Subscriber's decision to invest in the Units and Social5; and

e. no person has made any written or oral representations to the Subscriber:

(i) that any person will resell or repurchase any of the Units;

(ii) that any person will refund the Subscription Price of any of the Units; or

(iii) as to the future price or value of any of the Units;

3.2 Representations and Warranties will be Relied Upon by Social5. The Subscriber acknowledges that the representations and warranties contained herein, if applicable, are made by it with the intention that such representations and warranties may be relied upon by Social5 and its legal counsel in determining the Subscriber's eligibility to subscribe the Units under applicable securities legislation, or (if applicable) the eligibility of others on whose behalf it is contracting hereunder to subscribe the Units under applicable securities legislation. The Subscriber further agrees that by accepting the Units on the closing date (as herein defined), that the representations and warranties contained herein, if applicable, are true and correct as at the closing date with the same force and effect as if they had been made by the Subscriber on the closing date and that they will survive the subscription by the Subscriber of the Units and will continue in full force and effect notwithstanding any subsequent disposition by the Subscriber of such Units.

4. Further Assurances. Each party hereto agrees to execute, on request, all other documents and instruments as the other party shall reasonably request, and to take any actions, which are reasonably required or desirable to carry out obligations imposed under, and affecting the purposes of, this Agreement. Subscriber hereby authorizes Social5 to correct any minor errors in, or complete any minor information missing from, any document relating to the subscription. This Agreement, and all other documents, may be signed by the parties in counterparts and by fax, e-mail, or electronic signature.

5. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 30 Jun 2019, or at such other time and place as the Company may designate by notice to the undersigned.

6. Governing Law and Jurisdiction. This Agreement shall be governed by the substantive law of the State of Utah, without the application of any conflict of laws principle that would require the application of the law of any other jurisdiction.

7. Notices and Consents. Subscriber acknowledges and agrees that Social5 shall, to the fullest extent allowed by the law, be entitled to communicate with Subscriber entirely by e-mail, and this

includes, without limitation, all correspondence and notices required by applicable corporate or securities law, and with respect to reports to shareholders, shareholder meetings, and shareholder votes.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

Subscriber Signature:

_____
[Signature Code:]
Name: [Subscriber Legal Name]
Email: [Subscriber Email]
Date: [Date of Signing]

Issuer Signature:

Judson Smedley

_____
Name: Judson Smedley
Title: CFO
Social5, LLC

Appendix D - FINANCIAL STATEMENTS AND REVIEW REPORT

Fiscal Year 2018

SOCIAL5, LLC

REVIEWED FINANCIAL STATEMENTS

DECEMBER 31, 2018



BEMENT & COMPANY
Certified Public Accountants

39 E Eagle Ridge Dr., Ste. 200
North Salt Lake, UT 84054
Ph: 801-936-1900
Fx: 801-936-1901

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

May 21, 2019

To the Member
Social5, LLC
Draper, Utah

We have reviewed the accompanying financial statements of Social5, LLC, which comprise the balance sheets as of December 31, 2018, and the related statements of income, changes in member's equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Bement & Company

SOCIAL5, LLC

BALANCE SHEETS
AS OF DECEMBER 31, 2018

ASSETS

		December 31, 2018
Current assets		
Cash	$	94,835
Accounts receivable, net of allowance for doubtful accounts of $0		29,023
Security deposit		11,664
Total current assets		**135,522**
Related party receivable		123,374
Property and equipment, net		83,330
Total assets	$	**342,226**

LIABILITIES AND SHAREHOLDERS' EQUITY

		December 31, 2018
Current liabilities		
Accounts payable		153,244
Accrued Payroll		48,460
Other accrued expenses		2,325
Prepaid services		159,358
Total current liabilities		**363,387**
Related party long-term debt		1,801,982
Total liabilities		**2,165,369**
		-
Member's Equity		**(1,823,143)**
Total member's equity and liabilities	$	**342,226**

SOCIAL5, LLC

STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2018

	December 31, 2018
Sales	$ 2,646,599
Gain on Sale of Asset	-
Total revenue	**2,646,599**
Expenses	
Amortization	5,429
Bad Debt	4,285
Bank Service Charges	47,229
Cell phones	6,666
Depreciation	9,333
Employees benefits	179,414
Employees salaries	974,833
Freelance Writers	345,537
Graphics & Web Design	37,235
Independent contractor commissions	303,105
Interest expense	48,292
Miscellaneous	41,482
Promotion & marketing	11,406
Rent	70,270
SEO Services	132,773
Social Media Services	305,094
Travel & entertainment	14,334
Total expenses	2,536,717
Net income	**$ 109,882**

SOCIAL5, LLC

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2018

	December 31, 2018
Cash flows from operating activities	
Net income:	$ 109,882
Adjustments to reconcile net loss to net cash used in operating activities	
Amortization	5,429
Depreciation	9,333
Gain on sale of fixed assets	-
Changes in other assets and liabilities	
Increase in accounts receivable	(4,565)
Decrease in security deposit	-
Increase in accounts payable	40,024
Increase in accrued payroll	1,126
Decrease in other accrued liabilities	(675)
Decrease in prepaid services	(28,304)
Net cash provided by (used in) operating activities	**132,250**
Cash flows from investing activities	
Fixed asset additions	(2,129)
Net cash provided by (used in) investing activities	**(2,129)**
Cash flows from financing activities	
Decrease in balance of related party loans	(114,345)
Increase in related party receivable	(3,102)
Net cash provided by (used in) financing activities	**(117,447)**
Net increase (decrease) in cash	12,674
Cash at beginning of period	82,161
Cash at end of period	$ 94,835

Unaudited financial statements - see accompanying notes and independent accountant's review report

4

SOCIAL5, LLC

STATEMENTS OF CHANGES IN MEMBER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2018

	Total
Balance at December 31, 2017	$ (1,933,022)
Net income	109,882
Rounding Adjustment	(3)
Balance at December 31, 2018	(1,823,143)

SOCIAL5, LLC

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2018

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Basis of Accounting

Social5, LLC (the Company) is a single member LLC which began operations during the 2012 year. The life of the LLC is 99 years expires in 2111 year. The Company is owned by Veemo, Inc. The Company provides marketing, promotion, advertising and similar services to businesses of all types and sizes. Services are currently provided primarily to companies based in the United States of America. The services are provided in the technological and online environments including social media and other internet based outlets. The Company operates in the 541890 NAICS industry classification code. The Company's financial statements are presented in accordance with accounting principles generally accepted in the United States of America.

Accounts Receivable

Accounts receivable balances are stated at the amount the Company expects to collect from balances outstanding at December 31, 2018. At each year end Company assesses the outstanding balances with customers, the current relationships with them, and the payment methods, and estimate the amount of funds included in accounts receivable outstanding at year-end that will be uncollectible. The result of the analysis is an allowance of $0 at December 31, 2018.

Property and Equipment

Property and equipment are stated at cost when acquired. The Company calculates and records depreciation and amortization using tax depreciation methods as provided in the Internal Revenue Code. Tax depreciation and amortization methods result in depreciation and amortization methods that generally range from 3 to 7 years for depreciation on a double declining and straight line basis and 15 years for amortization on a straight line basis. The difference between the depreciation, amortization, and related accumulated balances calculated under the tax method and the depreciation, amortization, and related accumulated balances that would be calculated under accounting principles generally accepted in the United States of America, is estimated to be immaterial.

With the exception of certain major items, expenditures for maintenance and repairs are expensed as incurred. It is the policy of the Company to capitalize property and equipment expenditures greater than $300. When assets are sold or retired, the cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is included in net income.

Revenue Recognition

Revenue is recognized on the accrual basis and as earned. The revenue related to customers who pay in advance is recognized over the service period correlating to the advance payment. Substantially all advance payments are for a service period of 12 months or less. The amount of advanced payments at December 31, 2018, which has not been recognized as revenue, is displayed on the balance sheets as a liability titled "Prepaid services." Most services are paid for by customers monthly.

Income Taxes and Uncertain Tax Positions

The Company is not a taxpaying entity for federal income tax purposes, and accordingly no federal income tax provision has been recorded in the financial statements. The Company did not recognize any tax-related interest or penalties on the statements of income for the years ended December 31, 2018 and the Company has no unrecognized tax benefits and no uncertain tax positions for the thos same years. Revenue and expense activity of the Company is included with the revenue and expenses of the Company's owner, Veemo, Inc. As a result, Veemo, Inc. recognizes any and all tax effects resulting from the Company's financial activity.

The Company is not a taxpaying entity for state income tax purposes, and accordingly no state or local income tax provision has been recorded in the financial statements. In addition, the Company is not required to collect and remit state or local sales tax. As such no sales tax is collected or remitted.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Marketing and Promotion

Marketing and promotion costs are expensed as incurred. Total marketing and promotion expenses for the year ended December 31, 2018 were $11,406.

NOTE 2 - RELATED PARTY RECEIVABLE

The Company loaned Social5 Development Group (S5DG) funds for operations and paid for certain expenses of S5DG. S5DG is related to the Company through common ownership. S5DG is owned entirely by Veemo, Inc. There is no written agreement governing the loans and disbursements paid by the Company on behalf of S5DG. No interest has been, or is currently being, charged on the receivable and timing of repayment is unknown.

NOTE 3 - PROPERTY AND EQUIPMENT

The following is a summary of property and equipment and accumulated depreciation and amortization at December 31:

	2018
Equipment	$ 39,672
Furniture and fixtures	2,277
Intellectual property	140,000
Total property and equipment	181,949
Accumulated depreciation	(37,912)
Accumulated amortization	(60,707)
Property and equipment, net	$ 83,330

NOTE 4 - RELATED PARTY LONG TERM DEBT

The Company has loans from certain owners of Veemo, Inc. As of December 31, 2018 there were eight loans from five current owners and one prior owner of Veemo, Inc. totaling $1,801,982. Compounded interest accrued at 12%. Six of those loans were scheduled to mature on April 1, 2017. The remaining two loans did not have a designated maturity date.

Effective January 1, 2017 the Company amended the loan agreements resulting in two loans totaling $245,000 with accrued interest of $38,319; the amounts will continue to accrue compounded interest at 12%. The two loans and accrued interest were scheduled to mature April 1, 2018. The amendment also ceased further interest charges on the remaining loans totaling $1,059,827 with accrued interest of $441,258; the loans and prior accrued interest mature 04/01/2020.

During the year ended December 31, 2018 the Company made principle payments of $114,343 and interest payments on the long term debt; any interest expensed is added to the principal balance of the debt.

During the prior year (2017), the maturity date of April 1, 2018 for a $245,000 loan (included in the total related part long term liability) together with the accrued interest was informally extended one year to April 1, 2019.

Maturities of long-term debt (including accrued interest) are as follows:

Year ending December 31	Amount
2018	$ -
2019	300,897
2020	1,501,085
	$ 1,801,982

NOTE 5 - RELATED PARTY - OTHER

The five owners of Veemo, Inc referenced in Note 4 are current employees of the Company.

NOTE 6 - LEASES

The Company entered into an agreement to lease office space in Draper, UT effective June 2015. The lease term was 25 months through July 2017. Monthly lease payments were approximately $5,500 and increased 3% each year. Of the $5,500 monthly payment $900 is charged to the Company's related party sister company, S5DG. The lease agreement includes certain utilities and other operating expenses. The Company exercised the option for a two year renewal and the extended lease term ends July 2019. Beginning August 2017 the monthly lease payment was approximately $5,700 and increases 3% each year. Of the $5,700 monthly payment $900 is charged to the Company's related party sister company, S5DG. The extended lease agreement provided two months of discounted monthly rent during 2017 charging approximately $1,800 per discounted month. Lease expense was $70,270 for the year ended December 31, 2018. Per accounting principles generally accepted in the United States of Amercia the costs of operating leases shoul be recognized on a straight-line basis unless another method is more representative of the time pattern in which benefit is derived from the leased property. Under the straight-line basis increasing rents would result in a deferred rent amount. The Company recognized rent on the basis of cash payments as the rent amounts are immaterial.

NOTE 7 - SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date the financial statements were available to be issued which was May 21, 2019.

Fiscal Year 2016 and 2017

SOCIAL5, LLC

REVIEWED FINANCIAL STATEMENTS

DECEMBER 31, 2017 AND 2016



BEMENT & COMPANY
Certified Public Accountants

39 E Eagle Ridge Dr., Ste. 200
North Salt Lake, UT 84054
Ph: 801-936-1900
Fx: 801-936-1901

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

October 23, 2018

To the Member
Social5, LLC
Draper, Utah

We have reviewed the accompanying financial statements of Social5, LLC, which comprise the balance sheets as of December 31, 2017 and December 31, 2016, and the related statements of income, changes in member's equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Bement & Company

SOCIAL5, LLC

BALANCE SHEETS
AS OF DECEMBER 31, 2017 AND 2016

ASSETS

	December 31, 2017	December 31, 2016
Current assets		
Cash	$ 82,161	$ 109,691
Accounts receivable, net of allowance for doubtful accounts of $4,000	20,458	64,885
Security deposit	11,664	11,664
Total current assets	114,283	186,240
Related party receivable	120,272	118,741
Property and equipment, net	95,963	104,240
Total assets	$ 330,518	$ 409,221

LIABILITIES AND SHAREHOLDERS' EQUITY

	December 31, 2017	December 31, 2016
Current liabilities		
Accounts payable	109,220	118,458
Accrued payroll	47,334	54,047
Other accrued expenses	3,000	-
Prepaid services	187,662	252,055
Total current liabilities	347,216	424,560
Related party long-term debt	1,396,827	1,304,827
Related party accrued interest	519,498	479,577
Total liabilities	2,263,541	2,208,964
	-	-
Member's Equity	(1,933,023)	(1,799,743)
Total member's equity and liabilities	$ 330,518	$ 409,221

Unaudited financial statements - see accompanying notes and independent accountant's review report

SOCIAL5, LLC

STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	December 31, 2017	December 31, 2016
Sales	$ 2,416,785	$ 2,519,008
Gain on Sale of Asset	1,185	-
Total revenue	2,417,970	2,519,008
Expenses		
Amortization	9,333	9,333
Bad Debt	-	4,217
Bank Service Charges	47,010	46,968
Cell phones	6,832	7,975
Depreciation	4,704	4,703
Employees benefits	179,728	178,433
Employees salaries	1,050,620	1,138,092
Freelance Writers	388,766	462,400
Graphics & Web Design	56,810	82,840
Independent contractor commissions	259,152	251,912
Interest expense	39,921	170,773
Miscellaneous	42,385	71,813
Promotion & marketing	28,574	24,880
Rent & utilities	56,199	61,190
SEO Services	125,233	97,708
Social Media Services	234,392	174,146
Travel & entertainment	21,590	13,095
Total expenses	2,551,249	2,800,478
Net loss	$ (133,279)	$ (281,470)

SOCIAL5, LLC

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	December 31, 2017	December 31, 2016
Cash flows from operating activities		
Net income:	$ (133,279)	$ (281,470)
Adjustments to reconcile net loss to net cash used in operating activities		
Depreciation	4,704	4,703
Amortization	9,333	9,333
Gain on sale of fixed assets	(1,185)	-
Changes in other assets and liabilities		
Decrease in accounts receivable	44,427	57,298
Decrease in security deposit	-	4,573
(Decrease) increase in accounts payable	(9,238)	3,765
Decrease in accrued payroll	(6,713)	(479)
Increase in other accrued liabilities	3,000	-
Decrease in prepaid services	(64,393)	(76,999)
Net cash used in operating activities	(153,344)	(279,276)
Cash flows from investing activities		
Cash loaned to related party	(1,531)	(87,017)
Disposal of property and equipment	(4,576)	-
Net cash used in investing activities	(6,107)	(87,017)
Cash flows from financing activities		
Cash loaned from related party	92,000	195,000
Increase in accrued interest on related party loans	39,921	170,773
Net cash provided by financing activities	131,921	365,773
Net increase (decrease) in cash	(27,530)	(520)
Cash at beginning of period	109,691	110,211
Cash at end of period	$ 82,161	$ 109,691

SOCIAL5, LLC

STATEMENTS OF CHANGES IN MEMBER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	Total
Balance at December 31, 2015	$ (1,518,273)
Net loss	(281,470)
Balance at December 31, 2016	(1,799,743)
Net loss	(133,279)
Balance at December 31, 2017	$ (1,933,022)

SOCIAL5, LLC

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2017 AND 2016

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Basis of Accounting

Social5, LLC (the Company) is a single member LLC which began operations during the 2012 year. The life of the LLC is 99 years expires in 2111 year. The Company is owned by Veemo, Inc. The Company provides marketing, promotion, advertising and similar services to businesses of all types and sizes. Services are currently provided primarily to companies based in the United States of America. The services are provided in the technological and online environments including social media and other internet based outlets. The Company operates in the 541890 NAICS industry classification code. The Company's financial statements are presented in accordance with accounting principles generally accepted in the United States of America.

Accounts Receivable

Accounts receivable balances are stated at the amount the Company expects to collect from balances outstanding at December 31, 2017 and 2016. At each year end Company assesses the outstanding balances with customers, the current relationships with them, and the payment methods, and estimate the amount of funds included in accounts receivable outstanding at year-end that will be uncollectible. The result of the analysis is an allowance of $4,000 at December 31, 2017 and 2016.

Property and Equipment

Property and equipment are stated at cost when acquired. The Company calculates and records depreciation and amortization using tax depreciation methods as provided in the Internal Revenue Code. Tax depreciation and amortization methods result in depreciation and amortization methods that generally range from 3 to 7 years for depreciation on a double declining and straight line basis and 15 years for amortization on a straight line basis. The difference between the depreciation, amortization, and related accumulated balances calculated under the tax method and the depreciation, amortization, and related accumulated balances that would be calculated under accounting principles generally accepted in the United States of America, is estimated to be immaterial.

With the exception of certain major items, expenditures for maintenance and repairs are expensed as incurred. It is the policy of the Company to capitalize property and equipment expenditures greater than $300. When assets are sold or retired, the cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is included in net income.

<u>Revenue Recognition</u>

Revenue is recognized on the accrual basis and as earned. The revenue related to customers who pay in advance is recognized over the service period correlating to the advance payment. Substantially all advance payments are for a service period of 12 months or less. The amount of advanced payments at December 31, 2017 and 2016, which has not been recognized as revenue, is displayed on the balance sheets as a liability titled "Prepaid services." Most services are paid for by customers monthly.

<u>Income Taxes and Uncertain Tax Positions</u>

The Company is not a taxpaying entity for federal income tax purposes, and accordingly no federal income tax provision has been recorded in the financial statements. The Company did not recognize any tax-related interest or penalties on the statements of income for the years ended December 31, 2017 and 2016 and the Company has no unrecognized tax benefits and no uncertain tax positions for the thos same years. Revenue and expense activity of the Company is included with the revenue and expenses of the Company's owner, Veemo, Inc. As a result, Veemo, Inc. recognizes any and all tax effects resulting from the Company's financial activity.

The Company is not a taxpaying entity for state income tax purposes, and accordingly no state or local income tax provision has been recorded in the financial statements. In addition, the Company is not required to collect and remit state or local sales tax. As such no sales tax is collected or remitted.

<u>Use of Estimates</u>

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Marketing and Promotion</u>

Marketing and promotion costs are expensed as incurred. Total marketing and promotion expenses for the years ended December 31, 2017 and 2016 were $28,574 and $24,880, respectively.

NOTE 2 - RELATED PARTY RECEIVABLE

The Company loaned Social5 Development Group (S5DG) funds for operations and paid for certain expenses of S5DG. S5DG is related to the Company through common ownership. S5DG is owned entirely by Veemo, Inc. There is no written agreement governing the loans and disbursements paid by the Company on behalf of S5DG. No interest has been, or is currently being, charged on the receivable and timing of repayment is unknown.

NOTE 3 - PROPERTY AND EQUIPMENT

The following is a summary of property and equipment and accumulated depreciation and amortization at December 31:

	2017	2016
Equipment	$ 37,543	$ 39,054
Furniture and fixtures	2,277	2,277
Intellectual property	140,000	140,000
Total property and equipment	179,820	181,331
Accumulated depreciation	(32,483)	(35,050)
Accumulated amortization	(51,374)	(42,041)
Property and equipment, net	$ 95,963	$ 104,240

NOTE 4 - RELATED PARTY LONG TERM DEBT

The Company has loans from certain owners of Veemo, Inc. As of December 31, 2016 there were eight loans from six owners of Veemo, Inc. totaling $1,304,827. Compounded interest accrued at 12%. No payments were made and six of those loans were scheduled to mature on April 1, 2017. The remaining two loans did not have a designated maturity date. Compounded accrued interest on the loans totaled $479,577 at December 31, 2016.

Effective January 1, 2017 the Company amended the loan agreements resulting in two loans totaling $245,000 with accrued interest of $38,319; the amounts will continue to accrue compounded interest at 12%. The two loans and accrued interest were scheduled to mature April 1, 2018. The amendment also ceased further interest charges on the remaining loans totaling $1,059,827 with accrued interest of $441,258; the loans and prior accrued interest mature 04/01/2020.

During the year ended December 31, 2017 and 2016 the Company did not make any principle or interest payments on the long term debt; all interest was expensed and accrued. An owner of Veemo, Inc loaned an additional $92,000 to the Company under a verbal agreement during the year ended December 31, 2017. The $92,000 accrues interest at 12% and does not have a designated maturity date.

Subsequent to year end, the maturity date of April 1, 2018 for the $245,000 loan together with the accrued interest was informally extended one year to April 1, 2019.

Subsequent to year end, loans of $70,000 together with accrued interest were repaid.

Maturities of long-term debt are as follows:

Year ending December 31		Amount
2018	$	-
2019		337,000
2020		1,059,827
	$	1,396,827

NOTE 5 - RELATED PARTY - OTHER

The six owners of Veemo, Inc referenced in Note 4 are employees of the Company.

NOTE 6 - LEASES

The Company entered into an agreement to lease office space in Draper, UT effective June 2015. The lease term was 25 months through July 2017. Monthly lease payments were approximately $5,500 and increased 3% each year. Of the $5,500 monthly payment $900 is charged to the Company's related party sister company, S5DG. The lease agreement includes certain utilities and other operating expenses. The Company exercised the option for a two year renewal and the extended lease term ends July 2019. Beginning August 2017 the monthly lease payment was approximately $5,700 and increases 3% each year. Of the $5,700 monthly payment $900 is charged to the Company's related party sister company, S5DG. The extended lease agreement provided two months of discounted monthly rent during 2017 charging approximately $1,800 per discounted month. Lease expense was $51,337 and $56,327 for the years ended December 31, 2017 and 2016, respectively. Per accounting principles generally accepted in the United States of Amercia the costs of operating leases should be recognized on a straight-line basis unless another method is more representative of the time pattern in which benefit is derived from the leased property. Under the straight-line basis increasing rents would result in a deferred rent amount. The Company recognized rent on the basis of cash payments as the rent amounts are immaterial.

NOTE 7 - SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date the financial statements were available to be issued which was October 23, 2018.